Exhibit 99.1

Titan Medical Announces Availability of Materials for the 2022 Annual and Special Meeting of Shareholders

TORONTO--(BUSINESS WIRE)--May 6, 2022--Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced that its 2022 Annual and Special Meeting (“the Meeting”) is scheduled for Wednesday, June 8, 2022 at 4:00 p.m. ET to be held virtually at https://web.lumiagm.com/432237190.

As described in the distributed proxy materials, shareholders are entitled to notice of, and to vote at, the Meeting and at any adjournment or postponement thereof if they were a shareholder of record as of the close of business on May 26, 2022. The directors have fixed 4:00 p.m. ET on June 6, 2022, or at least 48 hours, excluding Saturdays and holidays, before any adjournment of the meeting, as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the company or with Computershare Trust Company of Canada.

Items to be presented and voted on at the Meeting include the following:

  Presentation of the audited financial statements of the Corporation for the fiscal year ended December 31, 2021.
  Election of directors of the company for the ensuing year.
  Appointment as auditors of BDO Canada LLP, the incumbent auditors of the company, and authorize directors to fix the remuneration of the auditors.
  Approve the renewal and amendment the company’s share unit plan.
  Approve the renewal and amendment of the company’s deferred share unit plan.
  Approve the adoption of an employee share purchase plan.
  Transact such other business as may properly come before the meeting or any adjournments thereof.

Further information regarding the matters to be acted upon at the Annual Meeting is set forth in the proxy statement and other proxy materials for the Annual Meeting, which are available at https://ir.titanmedicalinc.com/news-events/annual-shareholder-meeting-2022.

If you have any questions or require more information with regard to the procedures for voting, please contact Shorecrest Group, by (i) telephone at 1-888-637-5789 (North American Toll-Free) or 1-647-931-7454 (Collect Calls Outside North America), or (ii) email at contact@shorecrestgroup.com.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario, with operations in Chapel Hill, North Carolina, is focused on enhancing robotic-assisted surgery (RAS) using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand. The Enos system includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. Titan intends to initially pursue gynecologic surgical indications with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021 which may be viewed at www.sedar.com and at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com